Filed by ILG, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934 as amended

Subject Company: ILG, Inc.
Commission File No.: 001-34062

The following is a transcript of the earnings conference call held by ILG, Inc. on May 3, 2018:

PRESENTATION

Operator

Good afternoon. At this time, I’d like to welcome everyone to ILG’s First Quarter 2018 Earnings Conference Call. Please be advised that this call is being recorded on May 3, 2018. My name is [Aela] and I’ll be your coordinator for today. (Operator Instructions)

I would now like to turn the call over to Ms. Lily Arteaga, Senior Vice President, Corporate Communications and Investor Relations for ILG. Ma’am, you may begin your conference.

Lily Arteaga — ILG, Inc. — SVP of Corporate Communications and IR

Thank you, operator, and welcome to everyone joining us for ILG’s First Quarter 2018 Earnings Call. With me today are Craig Nash, our Chairman, President and CEO; and Bill Harvey, our CFO. They will be presenting the results, but will not be taking questions.

I want to remind you that on our call, we will discuss future events and other items that are not historical facts. These forward-looking statements typically are preceded by words such as we expect, we believe, we anticipate or similar statements. These forward-looking statements are subject to risks, assumptions and uncertainties and our actual results may differ materially from these forward-looking statements and the views expressed today.

Some of these risks have been set forth in our first quarter 2018 press release issued earlier today, in our Form 10-K and in other periodic reports filed with the SEC. In addition, ILG disclaims any intent or obligations to update these forward-looking statements, except as expressly required by law. We will also discuss certain non-GAAP measures in connection with ILG’s financial performance. I refer you to our press release and other materials posted on the Investor Relations section of our website at www.ilg.com for comparable GAAP measures and full reconciliations. In connection with the proposed business combination between ILG and Marriott Vacations Worldwide, ILG intends to file a proxy statement with the SEC, which we urge you to read along with all other relevant documents filed with the SEC because they will contain important information about the proposed merger transaction.

And now I’d like to turn the call over to Craig.

Craig M. Nash — ILG, Inc. — Chairman of the Board, President & CEO

Thanks, Lily, and good afternoon to everyone. Thank you for joining ILG’s First Quarter 2018 Earnings Call. Before I discuss our results, I want to comment on the recently announced transaction. By joining forces, ILG and Marriott Vacations Worldwide will create a leading integrated vacation experience company with greater scale, a broader network of upper upscale resorts and complementary product portfolios to create even greater experiences for our members, owners and guests.

As strong as we are as an independent company today, we are confident that the combination with Marriott Vacations will create tremendous value for all of our stakeholders.

For our owners, members, guests and customers, the benefits of this combination are clear. The combined company will have an impressive portfolio of world-class products and resorts, which will increase and enhance the experiences and services we can provide around the world, while ensuring we can deliver the customer service and attention they have come to expect from us.

For our shareholders, we believe the transaction provides compelling value, given the combination of cash consideration and stock component. Our shareholders will own 43% of the combined company, enabling them to participate in the attractive long-term growth potential of the merged entity. Furthermore, 2 ILG Directors will be appointed to the board of the company.

We’re in a business where scale and efficiencies matter. And even with our already broad presence across the most important Vacation Ownership destinations, we realize there is the potential for even greater growth as part of a larger organization.

Until the transaction closes, which is expected by the end of the third quarter, we will continue to operate as separate businesses and will be focused on delivering great service and experiences to our members, owners and guests while we diligently execute on our strategy.

In that respect, I’m pleased to report that we delivered strong financial and operating results for the quarter. Revenue and adjusted EBITDA were $482 million and $98 million, respectively, and consolidated timeshare contract sales increased 9%, which excluding the estimated impact of the 2017 hurricanes, would have been 17% or $143 million.

This robust performance resulted primarily from the contribution of our Westin Nanea sales gallery opened in the second quarter of 2017. We also recorded strong same-store sales, driven by solid performance at our Sheraton Vistana Villages and Westin Kierland Resorts, as well as at our Hyatt Residence Club resorts in Bonita Springs and San Antonio.

Tour flow increased 11% in the quarter, and excluding the impact of the hurricanes, we estimate it would have increased 14%. Sales to new buyers represented 43% of consolidated timeshare contract sales in the quarter.

On the exchange side, we continue to expand our network. In the quarter, Interval International added a total of 16 resorts located in North America, Europe and Asia. In addition, we recently renewed our master affiliation agreement with Spinnaker Resorts, extending our long-term relationship with a great partner and a leading independent player in the U.S. shared ownership market. The multiyear contract extends the relationship first established in 2003 and comprises the existing 9 resorts in Hilton Head, South Carolina; Branson, Missouri; and Ormond Beach, Florida.

With respect to Aqua-Aston, consistent with the plan to strengthen our business development effort, we recently announced the addition of an experienced industry professional as Chief Development Officer. We look forward to further developing Aqua-Aston as a global lifestyle hospitality company.

Now I will turn the call over to Bill to take us through our financials, then I’ll return for closing comments. Bill?

William L. Harvey — ILG, Inc. — CFO & Executive VP

Thanks, Craig. Good afternoon, everyone. Before I delve onto the numbers, I want to remind you that results for the first quarter of 2017 have been restated in accordance with the new revenue recognition guidance. As I mentioned on our February call, this primarily resulted in a reclassification of certain revenue and related expenses and the net impact is immaterial.

In addition, throughout our discussions, we refer to the impact of the 2017 hurricanes. At quarter-end, our Westin St. John Resort Villas in U.S. Virgin Islands and Hyatt Residence Club in Puerto Rico were closed and expected to reopen early in 2019. The closure of the St. John gallery has, by far, the greatest impact on our results. In addition, approximately 50 Interval Network properties are the hardest hit islands were also closed on March 31. However, a number of them are expected to reopen in the second quarter.

Consolidated revenue was $482 million and, excluding the estimated hurricane impact, it would have been a $501 million, up 13% over the prior year, driven by our Vacation Ownership segment.

Net income attributable to common stockholders was $43 million. Excluding the estimated impact of the hurricanes, it would have been $48 million, up 9% compared to the prior year.

Adjusted net income was $46 million, and excluding the estimated impact of the hurricanes would have been $50 million, up 19% compared to the $42 million in 2017.

Adjusted diluted EPS was $0.36 and adjusted for the hurricanes would have been $0.39 compared to $0.33 in 2017. Adjusted EBITDA increased 7% to $98 million. Excluding the impact from the hurricanes, it would have been $104 million, an increase of 13%.

In terms of our segments, excluding cost reimbursements, Vacation Ownership segment revenue increased $53 million to $267 million. The increase reflects higher management fee in other revenue, higher sales of VO products and an increase in resort operations revenue.

The $27 million increase in management fee and other revenue is predominantly attributable to revenue from consolidation of our HOAs, starting in the fourth quarter of 2017. Note that this increase is largely offset by a corresponding decrease in cost reimbursement revenue.

The $18 million increase in sales of Vacation Ownership products was principally attributable to higher consolidated contract sales, largely due to an 11% increase in tour flow, primarily driven by our recently opened Maui and Los Cabos sales galleries as well as at our Westin Cancun sales center following the first phase of renovation at that oceanfront resort.

Our Orlando Sheraton Vistana Villages property also posted strong increases in tour flow.

The $5 million increase in resort operations revenue was primarily driven by higher available and occupied room nights and ADR resulting from the increase in the number of units, which came online beginning in the second quarter of 2017.

Last year, we opened our Westin Nanea and Westin Los Cabos Resorts, completed the conversion of our Sheraton Steamboat property and expanded our Hyatt Wild Oak Ranch Resort in San Antonio as well as our Westin Desert Willow property in Palm Desert.

Segment adjusted EBITDA increased $3 million to $36 million, driven primarily from higher VO sales and stronger performance in our resort operations. Excluding the impact of hurricanes, the increase would have been $8 million to $41 million, 24% higher than last year.

Exchange and rental segment revenue was $171 million, relatively consistent with 2017. Excluding cost reimbursements, segment revenue was up 3% to $150 million related to stronger club and rental revenues resulting from the increase in available and occupied room nights and ADR.

Total Interval network active members at quarter-end were $1.8 million. Consistent with 2017, and average revenue per member was $53.17, up 2%.

Adjusted EBITDA for the segment increased 5% to $62 million, primarily driven by the stronger club rental activity. Excluding the estimated hurricane impact, the increase would have been 7%.

Turning now to our cash flow. Net cash and restricted cash provided by operating activities in the first 3 months of 2018 was $152 million compared to $58 million. The $94 million increase was principally due to higher net cash receipts, partly attributable to property insurance proceeds of $42 million related to the hurricanes. In addition, inventory spend was lower by $36 million and restricted cash increased to $27 million, primarily reflecting the collection of maintenance fees due to the consolidation of our HOAs.

Net cash used in investing activities was $16 million, primarily related to CapEx associated with resort operations and sales of marketing locations as well as IT initiatives.

CapEx in the current quarter includes an offset of $3 million of insurance proceeds for hurricane property damage. Free cash flow for the quarter was $66 million compared to $54 million in 2017. The change is primarily a result of the increase in net cash and restricted cash provided by operating activities and lower capital expenditures, partly offset by higher net securitization activity, including higher repayments on securitized debt.

As of March 31, we had $158 million in cash, including $95 million, which is held in foreign subsidiaries and $204 million of eligible unsecuritized receivables. Our total gross debt, excluding securitizations, was $570 million.

I’ll now hand the call back to Craig for his closing remarks.

Craig M. Nash — ILG, Inc. — Chairman of the Board, President & CEO

Thanks, Bill. The origins of ILG date back to 1976 to a small startup called Interval International. Over the following 25 years, the business enjoyed tremendous growth along with the shared ownership industry. The company also attracted investor attention and went through several ownership structures, including twice with private equity and 2 other times as an operating business of a large, publicly traded enterprise.

While the management team navigated through recessions and consolidation over the years, it wasn’t until Interval Leisure Group was spun out of IAC in August of 2008 as a stand-alone, public company that we faced a pivotal inflection point. The Great Recession had a profound impact on the shared ownership industry. The absence of financing caused great dislocation and the bankruptcy of many developers. However, our membership and exchange business remained stable due to the prepaid nature of the product.

But faced with headwinds in terms of growth, we began a multiyear process to strategically diversify the platform, focusing initially on fee-for-service asset-light businesses that were leaders in their space.

As the industry continued to consolidate and evolve, we determined the control of content and its distribution through internationally recognized brands would provide the best platform for sustainable, long-term growth and superior shareholder returns.

We accomplished this through the acquisition of Hyatt Vacation Ownership in 2014. And then through a creative Reverse Morris Trust transaction, acquired the Vacation Ownership business of Starwood in 2016.

Armed with the exclusive global rights to the Westin, Hyatt and Sheraton brands in Vacation Ownership, we are well positioned to drive organic growth and robust cash flow for years to come.

All of our operating businesses have long histories and cultures that embrace the core values of ILG. Through each evolution of our business model, the management team of ILG has proven its skill at achieving success and driving shareholder returns.

The Monday announcement of the business combination with Marriott Vacations Worldwide is the next step in this evolution. We could not have accomplished all we have done without the adherence to the core values of teamwork, integrity, passion, excellence, innovation and service by our over 10,000 associates, which it has been my privilege to lead.

I would also like to thank our Board of Directors for their support of our vision to transform ILG into an industry leader. Additionally, I’d like to express our thanks to the analysts and long-term constructive shareholders who believed in what we set out to accomplish.

And finally, in the immortal words of John Lennon the last time The Beatles played together, “on behalf of the group and ourselves, I hope we passed the audition.” That’s the end of my prepared remarks.

Operator, please conclude the call.

Operator

Ladies and gentlemen, this does conclude today’s program. You may now disconnect. Everyone, have a great day.

Cautionary Statement Regarding Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding ILG’s and Marriott Vacations’ expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of ILG and Marriott Vacations; our beliefs relating to value creation as a result of a potential combination with Marriott Vacations; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding ILG’s and Marriott Vacations’ future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such `as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott Vacations’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between ILG and Marriott Vacations, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that Marriott Vacations’ stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of ILG and Marriott Vacations will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of ILG and Marriott Vacations described in their respective filings with the SEC, when reviewing any forward-looking statement .  These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995.  We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Marriott Vacations and ILG will be submitted to ILG’s stockholders and Marriott Vacations’ stockholders for their consideration.  In connection with the proposed transaction, Marriott Vacations will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for ILG’s stockholders and Marriott Vacations’ stockholders to be filed with the Securities and Exchange Commission (“SEC”).  ILG will mail the joint proxy statement/prospectus to its stockholders, Marriott Vacations will mail the joint proxy statement/prospectus to its stockholders and ILG and Marriott Vacations will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Marriott Vacations or ILG may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials (if and when they become available) and any other documents filed or furnished by Marriott Vacations or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Marriott Vacations by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.

PARTICIPANTS IN THE SOLICITATION

Marriott Vacations, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Marriott Vacations’ directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its Form 10-K/A filed on April 30, 2018.  These documents are available free of charge from the sources indicated above, and from Marriott Vacations by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Marriott Vacations and ILG file with the SEC.